UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. _____)*

WARNER CHILCOTT, PLC
(Name of Issuer)

Common Stock, $0.05 par value
(Title of Class of Securities)

934435-207
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages

SCHEDULE 13G

CUSIP No. 934435-207           Page 2 of 3 Pages

1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

WARNER-LAMBERT COMPANY
22-1598912

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*  (a)  [  ]  (b)  [  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5 SOLE VOTING POWER

1,130,158

6 SHARED VOTING POWER

-0-

7 SOLE DISPOSITIVE POWER

1,130,158

8 SHARED DISPOSITIVE POWER

-0-

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

1,130,158

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
9

9.1%

12 TYPE OF REPORTING PERSON*

CO

Page 2 of 3 Pages

Item 1(a)  Name of Issuer:  Warner Chilcott, plc

Item 1(b)  Address of Issuer's Principal
Executive Offices:

Lincoln House
Lincoln Place
Dublin 2, Ireland

Item 2(a)  Name of Person Filing:  Warner-Lambert Company

Item 2(b)  Address of Principal Business Office:

201 Tabor Road
Morris Plains, New Jersey  07950

Item 2(c)  Citizenship:  Delaware

Item 2(d)  Title of Class of Securities:  Common

Item 2(e)  CUSIP Number:  52728R 10 2

Item 3  The person filing is:  N/A

Item 4  Ownership

(a) Amount Beneficially Owned:  1,130,158
(b) Percent of Class:  9.1%
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
1,130,158
(ii)  shared power to vote or to direct the
vote:  N/A
(iii) sole power to dispose or to direct the
disposition of:  1,130,158
(iv) shared power to dispose or to direct the disposition of: N/A

* Represents Ordinary Shares issuable upon exercise of a warrant which expires on January 31, 2001.

Item 5  Ownership of Five Percent or Less of a
Class:  N/A

Item 6  Ownership of More than Five Percent on
Behalf of Another Person:
N/A

Item 7  Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:  N/A

Item 8  Identification and Classification of
Members of the Group:  N/A

Item 9  Notice of Dissolution of Group:  N/A

Item 10  Certification

     By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1998

Signature:  /s/ Rae Paltiel

Name/Title:  Secretary

Page 3 of 3 Pages